FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2006


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: August 29, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            28 August 2006, Unilever sale of Frozen Food

Exhibit 99



                   UNILEVER SIGNS AGREEMENT TO SELL EUROPEAN
                              FROZEN FOOD BUSINESS

Unilever today announced that it had reached an agreement to sell the majority of its European Frozen Foods business to the Permira Funds for EUR1.725bn. The deal, which is subject to regulatory approval and a consultative process with the relevant employee works councils, is expected to be completed before the end of the year.

The Unilever businesses being sold in this transaction include the Frozen Foods operations in Austria, Belgium, France, Germany, Ireland, Netherlands, Portugal and United Kingdom. The decision to sell the businesses followed a thorough study into the strategic options for the future of the Frozen Foods business.

Patrick Cescau, Group Chief Executive, said: "The Frozen Foods business has been great for Unilever over many decades with tremendous products, iconic brands and memorable advertising delivering value for our shareholders. Having taken the decision to focus our portfolio on other priorities, I am confident that the business will prosper under the dedicated and focused management that the Permira Funds will bring."

Cheryl Potter, Partner at Permira, commented, "We are delighted the Permira Funds are acquiring such iconic brands and look forward to supporting their growth going forward. The market sees few food deals of this size and very rarely involving brands of this stature. "



Further information:

  . Turnover in 2005 was EUR1,237m and EBITDA of EUR174m on an on-going, fully-allocated cost basis
  . The transaction represents multiples of 1.4 X annual sales and 9.9 X
    EBITDA
  . The sale is expected to result in a one-off profit, after tax, in excess of EUR1bn
  . As part of normal consultation processes there will be discussions with the relevant employee works councils and Trade Unions
  . Unilever remains firmly committed to sustainability programmes and activities in all areas of its business, and will work with the Permira Funds to transfer knowledge and best practice in this area.
  . The sale includes the total frozen food portfolio under the Iglo and Bird's Eye brands in the following countries: Austria, Belgium, France, Germany Greece, Ireland, Netherlands, Portugal and United Kingdom
  . Unilever will retain its Frozen Food business under the brand name Findus in Italy
  . The sale of our Portuguese business is subject to the agreement of the JV partner in Portugal
  . The Frozen Food business in Spain is not included in the sale having previously been sold to Bonduelle two months ago
  . Ice cream is not included in the sale
  . Bertolli/Knorr Frozen in North America is not included in the sale



Global

Tim Johns

Vice-President, Global Media Relations          +44 20 7822 6805

Europe

Tanno Massar

Director, European Media Relations          +31 10 217 4844

UK

Helen Lo

Head of Communications               +44 1932 263326



August 28, 2006



About Unilever

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including twelve EUR1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Knorr, Hellmann's, Flora, Bertolli, Dove, Lux, Pond's, Lynx, Persil, Domestos, and Marmite.

Unilever has around 206,000 employees in approaching 100 countries and generated annual sales of EUR40 billion in 2005. For more information about Unilever and its brands, please visit www.unilever.com.

SAFE HARBOUR STATEMENT: This announcement/document (adjust as applicable) may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement/document (adjust as applicable). Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.